Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 16, 2019

Relating to Preliminary Prospectus dated May 16, 2019

Registration Statement No. 333-231224

TREMONT MORTGAGE TRUST

Free Writing Prospectus

This free writing prospectus relates to and should be read together with the preliminary prospectus dated May 16, 2019 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-11 (File No. 333-231224) of Tremont Mortgage Trust (the “Company,” “we,” “us” or “our”), as filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2019 (the “Registration Statement”). The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1708405/000104746919003137/a2238838zs-11a.htm.

The following information supplements and updates certain information contained in the Preliminary Prospectus. Capitalized terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Common Shares Being Offered by Us:

5,000,000 common shares. As a result of the downsize of this offering, we will have less capital available for further investment activities, including with respect to opportunities currently in our loan origination pipeline.  See “Risk Factors—We may not have sufficient capital to acquire all of the investments that we determine are attractive.”

Underwriters’ Option to Purchase Additional Shares:	750,000 common shares

Public Offering Price Per Share:	$5.65

Manager’s Intention to Purchase Shares:

Our Manager has indicated to us its intention to purchase from the underwriters 20.0% of the common shares being sold in this offering at the public offering price, which is 1,000,000 common shares (or 1,150,000 common shares if the underwriters exercise their option to purchase additional common shares in full).

Common Shares to be Outstanding after This Offering:	8,193,173 common shares (8,943,173 common shares if the underwriters exercise their option to purchase additional common shares in full)

Use of Proceeds:

We estimate that our net proceeds from this offering will be approximately $26.2 million ($30.2 million if the underwriters exercise their option to purchase additional common shares in full) after payment of the underwriting discount and other estimated offering expenses payable by us.

We expect to use a portion of the net proceeds from this offering to repay the entire amount outstanding under the RMR Credit Agreement, at which time the RMR Credit Agreement will be terminated. The remaining net proceeds will be used for general business purposes, including reducing borrowings under our Master Repurchase Facility and/or funding our investment activities.

An affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering, is our counterparty under the Master Repurchase Facility, and will receive any portion of the net proceeds from this offering that we may use to reduce borrowings under our Master Repurchase Facility.

Capitalization

The following tables set forth, as of March 31, 2019, (a) our actual capitalization and book value per common share and (b) our capitalization and book value per common share as adjusted to reflect the effect of (i) the sale of 5,000,000 common shares in this offering, including the 1,000,000 common shares that our Manager intends to purchase from the underwriters, (ii) $14.2 million of borrowings under the RMR Credit Agreement after March 31, 2019 and (iii) the application of a portion of the net proceeds from this offering to repay the entire amount outstanding under the RMR Credit Agreement and the balance to reduce borrowings under our Master Repurchase Facility.

Dollar amounts presented are in thousands.

	As of March 31, 2019
	Actual	As adjusted
		(Unaudited)
Cash and cash equivalents	$13,899	$13,899
Debt:
Master repurchase agreement	$103,576	$91,635
Note payable	31,504	31,504
Due to related persons	8	8
Total debt	135,088	123,147
Shareholders’ equity:
3,178,817 common shares issued and outstanding, actual, and 8,193,173 common shares issued and outstanding, as adjusted	$32	$82
Additional paid in capital	62,575	88,686
Cumulative net loss	(2,326)	(2,326)
Cumulative distributions.	(350)	(350)
Total shareholder’s equity	$59,931	$86,092
Total capitalization	$195,019	$209,239

	As of March 31, 2019
	Actual	As adjusted
		(Unaudited)
Shareholders’ equity	$59,931	$86,092
Total outstanding common shares	3,179	8,193
Book value per common share	$18.85	$10.51

The public offering price per share represents approximately 30% of our book value per common share as of March 31, 2019.  For purposes of this “Capitalization” section, the number of our common shares outstanding after this offering is based on 3,193,173 common shares outstanding on May 13, 2019 and does not include 139,427 common shares reserved for issuance under our Equity Compensation Plan. If the underwriters exercise their option to purchase additional shares in full, we will issue an additional 750,000 common shares.

Risk Factors

Our business faces many risks, a number of which are described in the section captioned “Risk Factors” in our Annual Report and the Preliminary Prospectus, and this offering may subject us to certain risks that are described below. The risks so described may not be the only risks we face. Additional risks of which we are not yet aware, or that we currently believe are immaterial, may also materially and adversely impact our business operations or financial results. If any of the events or circumstances described in the risk factors contained in our Annual Report, the Preliminary Prospectus or described below occurs, our business, financial condition, liquidity, results of operations, cash flow, prospects and ability to make distributions could be adversely impacted and the trading price of our common shares could decline. You should carefully review the risks described in our Annual Report, the Preliminary Prospectus and below and the information contained in the section of the Preliminary Prospectus captioned “Warning Concerning Forward-Looking Statements.”

We may not have sufficient capital to acquire all of the investments that we determine are attractive.

We estimate that our net proceeds from this offering will be approximately $26.2 million ($30.2 million if the underwriters exercise their option to purchase additional common shares in full), after payment of the underwriting discount and other estimated offering expenses payable by us. After giving effect to this offering and the use of the net proceeds as described under “Use of Proceeds,” we expect to have approximately $11.9 million available for general business purposes, including funding our investment activities. Accordingly, our capital resources will be limited and we may not have sufficient capital to acquire investments that we determine are attractive. This could limit our ability to grow our investment portfolio, including by pursuing opportunities currently available in our loan origination pipeline, and adversely affect our ability to sustain or increase our distribution rate. Our ability to further grow our portfolio over time will depend, to a significant degree, upon our ability to access additional equity and debt capital. We cannot be sure that we will have access to such equity or debt capital on favorable terms at the desired times, or at all, which may cause us to reduce or suspend our investment activities or dispose of assets at an inopportune time or price, which could negatively affect our financial condition and results of operations. Any future debt financing could be costly and require a large portion of our cash flow from operations to be used for debt service, which would reduce funds available for investment activities or for distribution to our shareholders. Additionally, we may not be able to raise equity capital by issuing additional equity securities.

THE COMPANY’S CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001708405.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MORGAN STANLEY & CO. LLC TOLL-FREE AT 1-866-718-1649 OR CITIGROUP GLOBAL MARKETS INC. TOLL FREE AT 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.